



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

FY18 INTERIM RESULTS

FOR THE SIX MONTHS ENDED
31 DECEMBER 2017

HALF YEAR ACHIEVEMENTS

- 49% increase in headline earnings per share to 224 SA cents (55% increase to 17 US cents)
- 6% increase in South African gold production
- 4% increase in underground recovered grade to 5.26g/t
- 2% decrease in all-in sustaining costs to R500 248/kg (2% increase to US$1 161/oz)
- Hidden Valley plant upgrade completed ahead of schedule
- Successful hedging programmes topped up

OPERATING RESULTS

		Six months ended December 2017	Six months ended December 2016	Variance %	Six months ended June 2017	Variance* %
Gold produced	kg	**17 418**	17 227	1	16 609	5
	oz	**560 003**	553 862	1	533 990	5
Underground grade	g/t	**5.26**	5.04	4	5.10	3
Gold price received	R/kg	**580 672**	585 908	(1)	554 515	5
	US$/oz	**1 348**	1 303	3	1 306	3
Cash operating costs	R/kg	**419 440**	437 996	4	435 784	4
	US$/oz	**974**	974	-	1 027	5
Total costs and capital¹	R/kg	**494 369**	504 443	2	515 849	4
	US$/oz	**1 148**	1 122	(2)	1 215	6
All-in sustaining costs²	R/kg	**500 248**	510 506	2	522 830	4
	US$/oz	**1 161**	1 136	(2)	1 232	6
Production profit	R million	**2 712**	2 474	10	1 978	37
	US$ million	**203**	177	15	150	35
Exchange rate	R/US$	**13.40**	13.98	(4)	13.20	2

* December 2017 six months and June 2017 six month comparison
¹ Excludes investment capital for Hidden Valley
² Excludes share-based payment charge

FINANCIAL RESULTS

		Six months ended December 2017	Six months ended December 2016	Variance %
Basic earnings per share	SAc/s	**203**	352	(42)
	USc/s	**15**	25	(40)
Headline earnings	R million	**990**	657	51
	US$ million	**74**	47	57
Headline earnings per share	SAc/s	**224**	150	49
	USc/s	**17**	11	55

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2017 is available on our website (www.harmony.co.za/investors)

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2017	444 724 878
Issued ordinary share capital at 30 June 2017	439 957 199
Issued ordinary share capital at 31 December 2016	439 787 199
MARKET CAPITALISATION	
At 31 December 2017 (ZARm)	10 627
At 31 December 2017 (US$m)	858
At 30 June 2017 (ZARm)	9 538
At 30 June 2017 (US$m)	728
At 31 December 2016 (ZARm)	13 866
At 31 December 2016 (US$m)	1 014
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 January 2017 – 31 December 2017) for ordinary shares	R38.80
12-month low (1 January 2017 – 31 December 2017) for ordinary shares	R20.68
12-month high (1 January 2017 – 31 December 2017) for ADRs	US$2.99
12-month low (1 January 2017 – 31 December 2017) for ADRs	US$1.68
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for six months (1 July 2017 – 31 December 2017 closing prices)	R27.90 – R21.08
Average daily volume for the six months (1 July 2017 – 31 December 2017)	2 727 918
Range for previous six months (1 January 2017 – 30 June 2017 closing prices)	R20.68 – R38.80
Average daily volume for the previous six months (1 January 2017 – 30 June 2017)	2 158 424
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for six months (1 July 2017 – 31 December 2017 closing prices)	U$2.19-US$1.56
Average daily volume for the six months (1 July 2017 – 31 December 2017)	2 845 843
Range for previous six months (1 January 2017 – 30 June 2017 closing prices)	US$2.99 – US$1.58
Average daily volume for the previous six months (1 January 2017 – 30 June 2017)	5 502 443
Investors' calendar	
H2 FY18 live presentation from Johannesburg	15 August 2018
Annual General Meeting	23 November 2018

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
FFT De Buck*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott (*financial director)*
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, M Msimang*^, KT Nondumo*^
VP Pillay*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
** Non-executive*
*** Executive*
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 2094
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 11 713 0800
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
**ADR: American Depositary Receipt*

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

CONTENTS

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 22 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:
Randfontein Office park
Corner of Main Reef Road and Ward Avenue
Randfontein
South Africa

Postal address:
PO Box 2
Randfontein
1760
South Africa

Resources and reserves of Papua New Guinea:

Gregory Job, BSc, MSc, who has 29 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:
Level 2
189 Coronation Drive
Milton, Queensland 4064
Australia

Postal address:
PO Box 1562
Milton, Queensland
4064
Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

We continue to deliver on our strategy to produce safe, profitable ounces and increasing our margins.

Operational excellence, which encompasses safety, good mining discipline and focused grade management has resulted in a solid production performance in the six months ended 31 December 2017. The production from our South African operations has become far more consistent.

On 1 February 2018 shareholders approved the acquisition of the Moab Khotsong assets, advancing our growth aspiration of becoming a 1.5 Moz producer and a leading South African gold mining company.

SAFETY

It is with great regret that we report eight fatalities in four separate incidents in the six months ended 31 December 2017, which serves as a constant reminder that we have to do even more in securing a safe working place. The increase of fall-of-ground related accidents across the mining industry has led to the investigation into new leading practices related to ledging and drilling and blasting by an industry safety task team.

The safety and health of all our employees is our primary concern. Risk management, employee training, control implementation and control assessments remain critical in our approach to managing safety. A key pillar of Harmony's Live Longer safety campaign is the promotion of a culture of continuous care and learning at all our operations.

OPERATIONAL RESULTS – H1FY17 TO H1FY18

Gold production for the group for the six months ended 31 December 2017 increased by 191kg (1%) to 17 418kg (560 003 oz), compared to 17 227kg (553 862oz) for the six months ended 31 December 2016.

Gold production from the South African operations increased by 6% for the six months ended 31 December 2017 to 16 756kg (538 719 oz), compared to 15 812kg (508 369 oz) for the six months ended 31 December 2016.

The performance from our operations is summarised below:

- *Tshepong operations:* gold production increased by 10%, due to a 6% increase in recovered grade to 5.68g/t and a 4% increase in tonnes milled;

- *Target 1:* gold production increased by 36%, with a 41% increase in recovered grade to 4.22g/t. The December 2016 six months production was hampered by unfavourable mining conditions in the higher grade areas;

- *Doornkop:* gold production increased by 25%, as a result of a 14% increase in recovered grade to 4.74g/t and a 10% increase in tonnes milled;

- *Central plant reclamation:* The inaugural six months' performance from the operation was successful. The operation produced 243kg (7 812oz), 1 900 000 tonnes processed at an all-in sustaining cost of R405 814/kg (US$942/oz);

- *Masimong:* gold production increased by 22%, due to an increase in recovered grade of 23% to 4.56g/t;

- *Kusasalethu:* gold production increased by 3%, as a result of a 2% increase in recovered grade to 6.91g/t. The operation has achieved operational free cash flow for the third consecutive six month period;

- At Joel gold production decreased by 30%, as a result of a 25% decrease in recovered grade to 3.62g/t, and a 6% decrease in tonnes milled. Higher grades will be achieved once the decline project is completed at the end of the financial year; and

- production at Unisel continues to be hampered by lower grades. Development of the pillar has been accelerated in order to access higher grade areas earlier than initially planned and mining of the Leader Reef stopped.

The Hidden Valley processing infrastructure upgrade was completed safely, ahead of schedule, and within budget. Annualised mining rate targets have been achieved. The planned plant shutdown, which commenced in August 2017 resulted in a decrease in production in the December 2017 six months. The plant was commissioned two weeks ahead of schedule in November 2017 and mining at stage 5 is a month ahead of schedule. Commercial levels of production is expected to be achieved in the June 2018 quarter.

Cash operating costs were well contained during the period. The December six month period is generally impacted by two months of higher winter electricity tariffs and annual bargaining unit wage increases. Higher production at our South African operations resulted in a 4% decrease in cash operating unit costs to R419 440/kg in the six months ended 31 December 2017 (R437 996/kg for the six months ended 31 December 2016). In US dollar terms, cash operating unit costs remained flat at US$974/oz.

All-in sustaining costs for all operations decreased by 2% to R500 248/kg in the six months ended 31 December 2017 when compared to the previous comparable period of 31 December 2016. In US dollar terms all-in sustaining costs increased by 2% to US$1 161/oz mainly due to the strengthening of the Rand against the US dollar in the six months ended 31 December 2017.

In line with our plans, total capital expenditure was 64% (or R930 million) higher at R2.38 billion (72% to US$177 million) of which R764 million (US$58 million) related to the Hidden Valley re-investment. 91% of the US$180 million net-investment expenditure has been incurred up to 31 December 2017.

FINANCIAL RESULTS – H1FY17 TO H1FY18

Revenue

Revenue for the six months ended 31 December 2017 remained relatively flat in comparison to the December 2016 period. The average gold price received decreased by 1% to R580 672/kg (US$1 348/oz), whilst total gold sales increased 2%.

Forward gold sale contracts of 3 359kg or 108 000oz, with an average price of R692 836/kg (US$1 609/oz), matured during the December 2017 period. This contributed R503 million (US$38 million) to revenue.

Production costs

Production costs decreased by R264 million or 4% (an increase of US$3 million or 1%) in the December 2017 period. The decrease in Rand terms was mainly due to the capitalisation of production costs as a result of the re-investment into Hidden Valley.

Impairments

An impairment calculation was performed for all operations and an impairment of R116 million (US$9 million) was recognised on Unisel, mainly due to a reduction in the expected production performance going forward.

Net profit

The net profit for the six months ended 31 December 2017 was R897 million (US$65 million), compared to R1 539 million (US$111 million) for the comparative period which included a gain on bargain purchase of R848 million (US$61 million). Headline earnings increased by 49% to 224 SA cents per share (55% to 17 US cents per share) compared with 150 SA cents per share (11 US cents) for the December 2016 period.

Borrowings

Borrowings as at 31 December 2017 consist of US$175 million utilised on the term facility and US$40 million on the revolving credit facility.

Net debt increased to R1 511 million (US$122 million) at the end of December 2017 from R887 million (US$68 million) at the end of June 2017. The increase is largely as a result of funding Hidden Valley's US$180 million stage 5 and 6 development.

Hedging activity

The hedging programmes realised gains of R771 million (US$58 million) for the December 2017 period. Management continues to top-up these programmes when the market presents attractive opportunities to do so.

Refer to note 7 and 11 on pages 17 and 20 for further detail.

The gold hedging programme currently provides cover for approximately 19% of the expected gold production over the next two years. A summary of all the open hedging contracts as at 31 December 2017 is as follows:

| 2018 | | FY18 | | FY19 | | | | FY 2020 | | |
		Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	TOTAL
US$ZAR	US$m	120	111	94	38					363
	Floor	14.02	14.01	14.09	14.57					14.10
	Cap	15.03	15.02	15.09	15.62					15.10
R/gold	'000 oz	54	54	54	51	51	24	24	17	329
	R'000/kg	713	728	697	621	633	631	642	674	672
US$/gold	'000 oz	17	24	24	24	12	12			113
	US$/oz	1 279	1 284	1 288	1 291	1 312	1 315			1 292
Total gold	'000 oz	71	78	78	75	63	36	24	17	442
US$/silver	'000 oz	180	210	240	240					870
	Floor	17.10	17.10	17.10	17.10					17.10
	Cap	18.10	18.10	18.10	18.10					18.10

ACQUISITION OF MOAB KHOTSONG OPERATIONS: UPDATE

Since the announcement on 19 October 2017 of Harmony's proposed acquisition of the Moab Khotsong operations – which includes the Great Noligwa underground mine and related infrastructure from AngloGold Ashanti Limited for a consideration of US$300 million in cash – significant progress with regards to the closing of the transaction and management of the integration of the operations has been made. We will continue to update the market as and when conditions precedent are met in support of the transaction. The Moab Khotsong acquisition is expected to significantly increase Harmony's cash flow from year one and further value will be unlocked by expanding the reserves and extending life of mine.

GOLPU

The Wafi-Golpu Joint Venture parties continues to engage with the PNG Government on the application for a Special Mining Lease (SML) for the Wafi-Golpu project.

The joint venture parties are targeting completion of an updated feasibility study during the March 2018 quarter. The focus of which is to further optimise the Golpu business case and confirm any amendments necessary in respect of the supporting documents for the SML application.

CONCLUSION

We are on track to achieve our group production guidance of 1.1Moz, after producing 560 000 ounces in the six months ended 31 December 2017. The increase in production expected at Hidden Valley will further boost our annual production.

A weaker R/kg gold price simply serves as a reminder to reassess excess costs – if any – and to cut back on expenses that do not support the core business. We have started with our planning process for the next financial year. Shareholder returns inform every decision we make. We will therefore relentlessly pursue the production of safe, profitable ounces. We are confident that our teams realise the importance of safety and our reinforced focus on various initiatives should ensure a safer second half of the financial year.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

			South Africa																
			Underground production									Surface production							
		Six months ended	Tshepong operations	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
Ore milled	– t'000	Dec-17	897	122	251	347	371	325	330	225	2 868	3 073	1 900	1 030	770	6 773	9 641	723	10 364
		Jun-17	833	108	246	324	361	284	309	177	2 642	3 337	–	1 337	753	5 427	8 069	1 656	9 725
		Dec-16	862	123	268	317	384	323	331	217	2 825	3 392	–	1 473	753	5 618	8 443	1 233	9 676
Yield	– g/tonne	Dec-17	5.68	11.56	3.62	4.74	4.22	6.91	4.56	3.18	5.26	0.125	0.128	0.423	0.79	0.25	1.74	1.12	1.72
		Jun-17	5.05	11.76	3.85	4.18	4.20	7.79	4.23	3.66	5.10	0.135	–	0.408	0.79	0.29	1.87	0.99	1.75
		Dec-16	5.36	12.03	4.84	4.16	3.00	6.75	3.72	4.37	5.04	0.138	–	0.346	0.81	0.28	1.87	1.15	1.78
Gold produced	– kg	Dec-17	5 093	1 410	908	1 646	1 564	2 245	1 504	715	15 085	384	243	436	608	1 671	16 756	662	17 418
		Jun-17	4 210	1 270	948	1 355	1 518	2 213	1 307	647	13 468	451	–	545	595	1 591	15 059	1 550	16 609
		Dec-16	4 618	1 480	1 298	1 318	1 151	2 181	1 231	948	14 225	467	–	510	610	1 587	15 812	1 415	17 227
Gold sold	– kg	Dec-17	5 087	1 412	936	1 570	1 580	2 200	1 502	715	15 002	388	247	437	572	1 644	16 646	551	17 197
		Jun-17	4 284	1 293	967	1 388	1 518	2 367	1 332	660	13 809	471	–	573	632	1 676	15 485	1 742	17 227
		Dec-16	4 532	1 452	1 313	1 324	1 124	2 131	1 207	930	14 013	461	–	491	581	1 533	15 546	1 377	16 923
Gold price received	– R/kg	Dec-17	581 912	582 493	580 839	585 845	580 493	581 545	580 936	580 827	581 958	550 634	583 619	579 410	586 521	575 725	581 343	543 805	580 672
		Jun-17	560 352	559 817	554 533	557 334	559 443	553 921	558 601	558 620	558 137	524 735	–	557 707	556 910	548 140	557 055	527 552	554 515
		Dec-16	587 221	587 059	588 313	588 388	584 472	592 875	586 513	587 737	588 029	575 362	–	589 053	590 523	585 493	587 779	563 456	585 908
Revenue	(R'000)	Dec-17	2 960 184	822 480	543 665	919 777	917 179	1 279 398	872 566	415 291	8 730 540	213 646	144 154	253 202	335 490	946 492	9 677 032	164 773	9 841 805
		Jun-17	2 400 550	723 843	536 233	773 579	849 234	1 311 132	744 057	368 689	7 707 317	247 150	–	319 566	351 967	918 683	8 626 000	769 699	9 395 699
		Dec-16	2 661 287	852 409	772 455	779 026	656 946	1 263 416	707 921	546 595	8 240 055	265 242	–	289 225	343 094	897 561	9 137 616	730 239	9 867 855
Cash operating cost	(R'000)	Dec-17	1 970 594	452 451	464 715	687 247	674 980	1 049 926	591 135	437 507	6 328 555	163 428	93 354	174 170	275 605	706 557	7 035 112	104 184	7 139 296
		Jun-17	1 796 867	424 456	443 772	625 800	686 961	981 641	551 023	413 248	5 923 768	176 988	–	229 629	233 040	639 657	6 563 425	551 190	7 114 615
		Dec-16	1 879 936	449 586	484 024	597 771	669 110	1 037 058	564 319	425 295	6 107 099	186 986	–	228 995	323 714	739 695	6 846 794	663 080	7 509 874
Inventory movement	(R'000)	Dec-17	(348)	(1 038)	15 302	(33 780)	8 792	(21 736)	234	(272)	(32 846)	1 171	3 024	122	(18 195)	(13 878)	(46 724)	37 694	(9 030)
		Jun-17	31 806	11 118	2 012	15 600	(700)	77 760	8 439	7 751	153 786	8 812	–	13 718	22 207	44 737	198 523	104 336	302 859
		Dec-16	(36 833)	(14 363)	5 706	1 479	(10 405)	(15 981)	(10 793)	(8 491)	(89 681)	(745)	–	(5 127)	(14 799)	(20 671)	(110 352)	(5 140)	(115 492)
Operating costs	(R'000)	Dec-17	1 970 246	451 413	480 017	653 467	683 772	1 028 190	591 369	437 235	6 295 709	164 599	96 378	174 292	257 410	692 679	6 988 388	141 878	7 130 266
		Jun-17	1 828 673	435 574	445 784	641 400	686 261	1 059 401	559 462	420 999	6 077 554	185 800	–	243 347	255 247	684 394	6 761 948	655 526	7 417 474
		Dec-16	1 843 103	435 223	489 730	599 250	658 705	1 021 077	553 526	416 804	6 017 418	186 241	–	223 868	308 915	719 024	6 736 442	657 940	7 394 382
Production profit	(R'000)	Dec-17	989 938	371 067	63 648	266 310	233 407	251 208	281 197	(21 944)	2 434 831	49 047	47 776	78 910	78 080	253 813	2 688 644	22 895	2 711 539
		Jun-17	571 877	288 269	90 449	132 179	162 973	251 731	184 595	(52 310)	1 629 763	61 350	–	76 219	96 720	234 289	1 864 052	114 173	1 978 225
		Dec-16	818 184	417 186	282 725	179 776	(1 759)	242 339	154 395	129 791	2 222 637	79 001	–	65 357	34 179	178 537	2 401 174	72 299	2 473 473
Capital expenditure	(R'000)	Dec-17	476 946	33 326	128 194	126 919	166 571	150 025	62 563	56 984	1 201 528	1 000	7 672	–	57 040	65 712	1 267 240	1 107 987	2 375 227
		Jun-17	364 512	34 809	122 462	131 391	183 712	149 950	64 241	42 456	1 093 533	1 281	63 523	5 141	87 293	157 238	1 250 771	990 064	2 240 835
		Dec-16	351 627	41 950	120 041	111 258	139 987	138 900	54 919	35 408	994 090	3 848	92 581	1 604	8 280	106 313	1 100 403	344 470	1 444 873
Cash operating costs	– R/kg	Dec-17	386 922	320 887	511 801	417 526	431 573	467 673	393 042	611 898	419 526	425 594	384 173	399 472	453 298	422 835	419 856	393 147	419 440
		Jun-17	426 809	334 217	468 114	461 845	452 543	443 579	421 594	638 714	439 840	392 435	–	421 338	391 664	402 047	435 847	435 036	435 784
		Dec-16	407 089	303 774	372 900	453 544	581 329	475 497	458 423	448 623	429 322	400 398	–	449 010	530 679	466 096	433 013	497 061	437 996
Cash operating costs	– R/tonne	Dec-17	2 197	3 709	1 851	1 981	1 819	3 231	1 791	1 944	2 207	53	49	169	358	104	730	440	723
		Jun-17	2 157	3 930	1 804	1 931	1 903	3 456	1 783	2 335	2 242	53	–	172	309	118	813	429	761
		Dec-16	2 181	3 655	1 806	1 886	1 742	3 211	1 705	1 960	2 162	55	–	155	430	132	811	580	783
Cash operating cost and Capital[2]	– R/kg	Dec-17	480 569	344 523	652 983	494 633	538 076	534 499	434 640	691 596	499 177	428 198	415 745	399 472	547 113	462 160	495 485	423 804	494 369
		Jun-17	513 392	361 626	597 293	558 813	573 566	511 338	470 745	704 334	521 035	395 275	–	430 771	538 375	500 877	518 905	479 524	515 849
		Dec-16	483 231	332 119	465 381	537 958	702 951	539 183	503 037	485 974	499 205	408 638	–	452 155	544 252	533 086	502 605	526 223	504 443
All-in sustaining cost	– R/kg	Dec-17	483 982	359 282	590 571	510 253	539 615	550 625	450 373	691 636	503 809	426 802	405 814	398 838	565 847	464 593	499 900	519 338	500 248
		Jun-17	523 898	384 254	545 866	560 074	592 687	526 666	486 166	721 579	529 842	397 200	–	433 661	556 134	469 598	522 905	522 030	522 830
		Dec-16	491 743	332 778	427 123	565 877	731 710	557 443	517 240	499 891	508 197	412 332	–	459 209	561 556	483 901	505 795	567 012	510 506
Operating free cash flow margin[3]	%	Dec-17	17	41	(9)	11	8	6	25	(19)	14	23	30	31	–	18	14	(757)	1
		Jun-17	10	37	(6)	2	(3)	14	17	(24)	9	28	(100)	27	10	13	9	(91)	1
		Dec-16	16	42	22	9	(23)	7	13	16	14	28	(100)	20	3	5	13	(19)	11

[1]*Ore milled for Hidden Valley includes 486 000 tonnes (Jun-17: 371 000t. Dec-16: 90 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Production for Hidden Valley includes gold produced (397kgs. Jun-17: 283kgs. Dec-16: 81kgs) and sold (248kgs. Jun-17: 283kgs. Dec-16: 81kgs) that has been capitalised.*

[2]*Excludes investment capital for Hidden Valley.*

[3]*Excludes run of mine costs for Kalgold (Dec-17:-R4.333m. Jun-17:R2.034m. Dec-16:-R2.288m) and Hidden Valley (Dec-17:R10.016m. Jun-17:R71.625m. Dec-16:R140.794m).*

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

			South Africa																
			Underground production									Surface production					Total South Africa	Hidden Valley[1]	Total Harmony
		Six months ended	Tshepong operations	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
Ore milled	– t'000	**Dec-17**	**990**	**134**	**277**	**383**	**409**	**358**	**364**	**248**	**3 163**	**3 389**	**2 095**	**1 136**	**849**	**7 469**	**10 632**	**798**	**11 430**
		Jun-17	919	119	272	357	398	313	341	196	2 915	3 680	–	1 475	830	5 985	8 900	1 826	10 726
		Dec-16	950	135	295	349	424	357	365	240	3 115	3 740	–	1 624	830	6 194	9 309	1 360	10 669
Yield	– oz/t	**Dec-17**	**0.165**	**0.338**	**0.105**	**0.138**	**0.123**	**0.202**	**0.133**	**0.093**	**0.153**	**0.004**	**0.004**	**0.012**	**0.023**	**0.007**	**0.051**	**0.032**	**0.050**
		Jun-17	0.147	0.343	0.112	0.122	0.123	0.227	0.123	0.106	0.149	0.004	–	0.012	0.023	0.009	0.054	0.029	0.051
		Dec-16	0.156	0.352	0.141	0.121	0.087	0.196	0.108	0.127	0.147	0.004	–	0.010	0.024	0.008	0.055	0.033	0.052
Gold produced	– oz	**Dec-17**	**163 745**	**45 333**	**29 193**	**52 920**	**50 284**	**72 178**	**48 355**	**22 987**	**484 995**	**12 346**	**7 812**	**14 018**	**19 548**	**53 724**	**538 719**	**21 284**	**560 003**
		Jun-17	135 354	40 832	30 479	43 564	48 804	71 149	42 021	20 801	433 004	14 500	–	17 522	19 130	51 152	484 156	49 834	533 990
		Dec-16	148 473	47 583	41 732	42 375	37 005	70 121	39 578	30 479	457 346	15 015	–	16 396	19 612	51 023	508 369	45 493	553 862
Gold sold	– oz	**Dec-17**	**163 550**	**45 397**	**30 093**	**50 476**	**50 798**	**70 732**	**48 291**	**22 988**	**482 325**	**12 474**	**7 942**	**14 050**	**18 390**	**52 856**	**535 181**	**17 715**	**552 896**
		Jun-17	137 733	41 570	31 089	44 625	48 805	76 101	42 825	21 219	443 967	15 143	–	18 422	20 319	53 884	497 851	56 007	553 858
		Dec-16	145 706	46 683	42 214	42 568	36 137	68 513	38 806	29 901	450 528	14 821	–	15 786	18 680	49 287	499 815	44 271	544 086
Gold price received	– $/oz	**Dec-17**	**1 351**	**1 352**	**1 349**	**1 360**	**1 348**	**1 350**	**1 349**	**1 349**	**1 351**	**1 278**	**1 355**	**1 345**	**1 362**	**1 337**	**1 350**	**1 263**	**1 348**
		Jun-17	1 320	1 319	1 307	1 313	1 318	1 305	1 316	1 316	1 315	1 236	–	1 314	1 312	1 291	1 312	1 243	1 306
		Dec-16	1 306	1 306	1 309	1 309	1 300	1 319	1 305	1 307	1 308	1 280	–	1 310	1 314	1 302	1 307	1 254	1 303
Revenue	($'000)	**Dec-17**	**220 974**	**61 397**	**40 584**	**68 660**	**68 466**	**95 505**	**65 136**	**31 001**	**651 723**	**15 948**	**10 761**	**18 901**	**25 044**	**70 654**	**722 377**	**12 300**	**734 677**
		Jun-17	181 839	54 830	40 619	58 598	64 329	99 317	56 362	27 928	583 822	18 721	–	24 207	26 661	69 589	653 411	58 304	711 715
		Dec-16	190 324	60 961	55 243	55 713	46 982	90 354	50 628	39 090	589 295	18 969	–	20 684	24 537	64 190	653 485	52 224	705 709
Cash operating cost	($'000)	**Dec-17**	**147 102**	**33 774**	**34 691**	**51 302**	**50 386**	**78 376**	**44 128**	**32 660**	**472 419**	**12 200**	**6 968**	**13 001**	**20 573**	**52 742**	**525 161**	**7 777**	**532 938**
		Jun-17	136 111	32 152	33 615	47 403	52 037	74 358	41 740	31 303	448 719	13 407	–	17 394	17 652	48 453	497 172	41 753	538 925
		Dec-16	134 445	32 152	34 615	42 750	47 852	74 166	40 358	30 415	436 753	13 372	–	16 377	23 150	52 899	489 652	47 420	537 072
Inventory movement	($'000)	**Dec-17**	**(26)**	**(77)**	**1 142**	**(2 522)**	**656**	**(1 623)**	**17**	**(20)**	**(2 453)**	**87**	**226**	**9**	**(1 358)**	**(1 036)**	**(3 489)**	**2 814**	**(675)**
		Jun-17	2 409	842	152	1 182	(53)	5 890	639	587	11 648	667	–	1 039	1 682	3 388	15 036	7 903	22 939
		Dec-16	(2 634)	(1 027)	408	106	(744)	(1 143)	(772)	(607)	(6 413)	(53)	–	(367)	(1 058)	(1 478)	(7 891)	(368)	(8 259)
Operating costs	($'000)	**Dec-17**	**147 076**	**33 697**	**35 833**	**48 780**	**51 042**	**76 753**	**44 145**	**32 640**	**469 966**	**12 287**	**7 194**	**13 010**	**19 215**	**51 706**	**521 672**	**10 591**	**532 263**
		Jun-17	138 520	32 994	33 767	48 585	51 984	80 248	42 379	31 890	460 367	14 074	–	18 433	19 334	51 841	512 208	49 656	561 864
		Dec-16	131 811	31 125	35 023	42 856	47 108	73 023	39 586	29 808	430 340	13 319	–	16 010	22 092	51 421	481 761	47 052	528 813
Production profit	($'000)	**Dec-17**	**73 898**	**27 700**	**4 751**	**19 880**	**17 424**	**18 752**	**20 991**	**(1 639)**	**181 757**	**3 661**	**3 567**	**5 891**	**5 829**	**18 948**	**200 705**	**1 709**	**202 414**
		Jun-17	43 319	21 836	6 852	10 013	12 345	19 069	13 983	(3 962)	123 455	4 647	–	5 774	7 327	17 748	141 203	8 648	149 851
		Dec-16	58 513	29 836	20 220	12 857	(126)	17 331	11 042	9 282	158 955	5 650	–	4 674	2 445	12 769	171 724	5 172	176 896
Capital expenditure	($'000)	**Dec-17**	**35 603**	**2 488**	**9 569**	**9 474**	**12 434**	**11 199**	**4 670**	**4 254**	**89 691**	**75**	**573**	**–**	**4 258**	**4 906**	**94 597**	**82 709**	**177 306**
		Jun-17	27 612	2 637	9 277	9 952	13 916	11 358	4 866	3 216	82 834	97	4 812	389	6 613	11 911	94 745	74 997	169 742
		Dec-16	25 148	3 001	8 585	7 957	10 012	9 934	3 928	2 532	71 097	275	6 621	115	592	7 603	78 700	24 635	103 335
Cash operating costs	– $/oz	**Dec-17**	**898**	**745**	**1 188**	**969**	**1 002**	**1 086**	**913**	**1 421**	**974**	**988**	**892**	**927**	**1 052**	**982**	**975**	**914**	**974**
		Jun-17	1 006	787	1 103	1 088	1 066	1 045	993	1 505	1 036	925	–	993	923	947	1 027	1 025	1 027
		Dec-16	906	676	829	1 009	1 293	1 058	1 020	998	955	891	–	999	1 180	1 037	963	1 106	974
Cash operating costs	– $/t	**Dec-17**	**149**	**252**	**125**	**134**	**123**	**219**	**121**	**132**	**149**	**4**	**3**	**11**	**24**	**7**	**49**	**30**	**49**
		Jun-17	148	270	124	133	131	238	122	160	154	4	–	12	21	8	56	29	52
		Dec-16	142	238	117	122	113	208	111	127	140	4	–	10	28	9	53	38	51
Cash operating cost and Capital[2]	– $/oz	**Dec-17**	**1 116**	**800**	**1 516**	**1 148**	**1 249**	**1 241**	**1 009**	**1 606**	**1 159**	**994**	**965**	**927**	**1 270**	**1 073**	**1 150**	**986**	**1 148**
		Jun-17	1 210	852	1 407	1 317	1 351	1 205	1 109	1 659	1 228	931	–	1 015	1 268	1 180	1 223	1 130	1 215
		Dec-16	1 075	739	1 035	1 197	1 564	1 199	1 119	1 081	1 110	909	–	1 006	1 211	1 186	1 118	1 171	1 122
All-in sustaining cost	– $/oz	**Dec-17**	**1 124**	**834**	**1 371**	**1 185**	**1 253**	**1 278**	**1 046**	**1 606**	**1 170**	**991**	**942**	**926**	**1 314**	**1 079**	**1 161**	**1 209**	**1 161**
		Jun-17	1 234	905	1 286	1 320	1 396	1 241	1 145	1 700	1 248	936	–	1 022	1 310	1 106	1 232	1 230	1 232
		Dec-16	1 094	740	950	1 259	1 628	1 240	1 151	1 112	1 131	917	–	1 022	1 249	1 076	1 125	1 264	1 136
Operating free cash flow margin[3]	%	**Dec-17**	**17**	**41**	**(9)**	**11**	**8**	**6**	**25**	**(19)**	**14**	**23**	**30**	**31**	**–**	**18**	**14**	**(757)**	**1**
		Jun-17	10	37	(6)	2	(3)	14	17	(24)	9	28	(100)	27	10	13	9	(91)	1
		Dec-16	16	42	22	9	(23)	7	13	16	14	28	(100)	20	3	5	13	(19)	11

[1]Ore milled for Hidden Valley includes 536 000 tons (Jun-17: 409 000t. Dec-16: 99 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Production for Hidden Valley includes gold produced (12 778oz. Jun-17: 9 095oz. Dec-16: 2 618oz) and sold (7 973oz. Jun-17: 9 095oz. Dec-16: 2 618oz) that has been capitalised.

[2]Excludes investment capital for Hidden Valley.

[3]Excludes run of mine costs for Kalgold (Dec-17:US$-0.324m. Jun-17:US$0.154m. Dec-16: US$0.164m) and Hidden Valley (Dec-17:US$0.748m. Jun-17:US$5.426m. Dec-16: US$10.069m).

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Notes	Six months ended 31 December 2017 (Reviewed)	Six months ended 31 December 2016 (Reviewed)	Year ended 30 June 2017 (Audited)
Revenue		**9 842**	9 868	19 264
Cost of sales	2	**(8 805)**	(9 066)	(19 639)
Production costs		**(7 130)**	(7 394)	(14 812)
Impairment of assets		**(116)**	-	(1 718)
Amortisation and depreciation		**(1 253)**	(1 274)	(2 519)
Other expenses - net		**(306)**	(398)	(590)
Gross profit/(loss)		**1 037**	802	(375)
Corporate, administration and other expenditure		**(303)**	(226)	(517)
Exploration expenditure		**(81)**	(144)	(241)
Gains on derivatives		**337**	594	1 025
Other operating income/(expenses)	3	**208**	140	(886)
Operating profit/(loss)		**1 198**	1 166	(994)
Gain on bargain purchase		**-**	848	848
Acquisition related costs	6	**(44)**	-	-
Loss on liquidation of subsidiaries		**-**	-	(14)
Profit/(loss) from associates		**33**	(13)	(22)
Investment income		**226**	140	268
Finance costs		**(157)**	(128)	(234)
Profit/(loss) before taxation		**1 256**	2 013	(148)
Taxation	4	**(359)**	(474)	510
Current taxation		**(335)**	(363)	(488)
Deferred taxation		**(24)**	(111)	998
Net profit for the period		**897**	1 539	362
Attributable to:				
Owners of the parent		**897**	1 539	362
Earnings per ordinary share (cents)	5			
Basic earnings		**203**	352	82
Diluted earnings		**197**	333	79

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2017 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Boipelo Lekubo CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 13 February 2018. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 18).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

	Six months ended		Year ended
Figures in million	31 December 2017 (Reviewed)	31 December 2016 (Reviewed)	30 June 2017 (Audited)
Net profit for the period	**897**	1 539	362
Other comprehensive income/(loss) for the period, net of	**(475)**	1 076	818
Items that may be reclassified subsequently to profit or loss:	**(475)**	1 076	821
Foreign exchange translation loss	**(400)**	(190)	(322)
Remeasurement of rand gold hedging contracts			
Deferred gain/(loss) on gold hedging contracts	**(96)**	1 591	1 428
Deferred taxation thereon	**21**	(325)	(285)
Items that will not be reclassified to profit or loss:	**-**	-	(3)
Remeasurement of retirement benefit obligation			
Actuarial loss recognised during the period	**-**	-	(1)
Deferred taxation thereon	**-**	-	(2)
Total comprehensive income for the period	**422**	2 615	1 180
Attributable to:			
Owners of the parent	**422**	2 615	1 180

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (REVIEWED)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2017	**28 336**	**5 441**	**(4 486)**	**29 291**
Share-based payments	**1**	**190**	**-**	**191**
Net profit for the year	**-**	**-**	**897**	**897**
Other comprehensive loss for the year	**-**	**(475)**	**-**	**(475)**
Dividends paid[1]	**-**	**-**	**(154)**	**(154)**
Balance - 31 December 2017	**28 337**	**5 156**	**(3 743)**	**29 750**
Balance - 30 June 2016	28 336	4 252	(4 409)	28 179
Share-based payments	-	182	-	182
Net profit for the period	-	-	1 539	1 539
Other comprehensive income for the period	-	1 076	-	1 076
Dividends paid[2]	-	-	(218)	(218)
Balance - 31 December 2016	28 336	5 510	(3 088)	30 758

[1] Dividend of 35 SA cents declared on 15 August 2017.

[2] Dividend of 50 SA cents declared on 15 August 2016.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Notes	At 31 December 2017 (Reviewed)	At 30 June 2017 (Audited)	At 31 December 2016 (Reviewed)
ASSETS				
Non-current assets				
Property, plant and equipment		**30 954**	30 044	30 639
Intangible assets		**600**	603	863
Restricted cash		**70**	64	58
Restricted investments		**2 822**	2 658	2 584
Investments in associates		**79**	46	-
Investments in financial assets		**5**	4	5
Inventories		**38**	38	37
Trade and other receivables		**240**	185	185
Derivative financial assets	7	**258**	306	645
Total non-current assets		**35 066**	33 948	35 016
Current assets				
Inventories	8	**1 370**	1 127	1 616
Restricted cash		**36**	18	17
Trade and other receivables		**993**	1 003	820
Derivative financial assets	7	**1 595**	1 541	1 514
Cash and cash equivalents		**1 055**	1 246	1 215
Total current assets		**5 049**	4 935	5 182
Total assets		**40 115**	38 883	40 198
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		**28 337**	28 336	28 336
Other reserves		**5 156**	5 441	5 510
Accumulated loss		**(3 743)**	(4 486)	(3 088)
Total equity		**29 750**	29 291	30 758
Non-current liabilities				
Deferred tax liabilities	4	**1 704**	1 702	2 849
Provision for environmental rehabilitation		**2 661**	2 638	2 721
Provision for silicosis settlement	9	**953**	917	-
Retirement benefit obligation		**183**	179	173
Borrowings	10	**2 566**	299	1 504
Derivative financial liabilities	7	**5**	-	-
Trade and other payables		**9**	13	17
Total non-current liabilities		**8 081**	5 748	7 264
Current liabilities				
Borrowings	10	**-**	1 834	-
Derivative financial liabilites	7	**26**	-	-
Trade and other payables		**2 258**	2 010	2 176
Total current liabilities		**2 284**	3 844	2 176
Total equity and liabilities		**40 115**	38 883	40 198

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Notes	Six months ended 31 December 2017 (Reviewed)	Six months ended 31 December 2016 (Reviewed) (Restated)*	Year ended 30 June 2017 (Audited)
Cash flow from operating activities				
Cash generated by operations		**2 044**	2 241	4 346
Interest received		**44**	40	75
Interest paid		**(60)**	(35)	(79)
Income and mining taxes paid		**(196)**	(332)	(538)
Cash generated by operating activities		**1 832**	1 914	3 804
Cash flow from investing activities				
(Increase)/Decrease in restricted cash		**(22)**	4	(1)
Decrease in amounts invested in restricted investments		**2**	3	7
Cash on acquisition of Hidden Valley		**-**	459	459
Proceeds from disposal of property, plant and equipment		**1**	39	42
Additions to property, plant and equipment	12	**(2 565)**	(1 473)	(3 890)
Cash utilised by investing activities		**(2 584)**	(968)	(3 383)
Cash flow from financing activities				
Borrowings raised	10	**2 856**	-	699
Borrowings repaid	10	**(2 147)**	(710)	(710)
Dividends paid		**(154)**	(218)	(439)
Cash generated/(utilised) by financing activities		**555**	(928)	(450)
Foreign currency translation adjustments		**6**	(59)	19
Net decrease in cash and cash equivalents		**(191)**	(41)	(10)
Cash and cash equivalents - beginning of year		**1 246**	1 256	1 256
Cash and cash equivalents - end of year		**1 055**	1 215	1 246

* Cash generated by operations has been decreased by R39 million and interest paid decreased by R39 million from the original amounts published on 2 February 2017 of R2 280 million and R74 million respectively. This restatement is due to the incorrect accrual amount being reversed at the beginning of the year as a non-cash adjustment against interest paid, overstating the interest paid and cash generated by operations for the six months ended 31 December 2016. The net effect on cash generated by operating activities is zero and there was no other impact on the cash flow statement.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (RAND)

1 Accounting policies

Basis of accounting

The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards, IAS 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements.

The amendment to IAS 7, *Statement of Cash Flows* has been adopted with effect 1 July 2017 and had no impact on the results of the group (other than disclosure within the full financial statements) in the current period.

As of 1 July 2018, IFRS 9 *Financial Instruments* and IFRS 15 *Revenue from Contracts with Customers* will become effective for the group. The impact of these two standards are discussed below.

Impact of the adoption of IFRS 9 – *Financial Instruments*

The group has performed a preliminary assessment of the potential impact of the adoption of IFRS 9 based on its position at 31 December 2017, which is subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the group in the future.

Recognition and measurement

Overall, the group does not expect that the new guidance, if applied at 31 December 2017, would have had a significant impact on its balance sheet.

The group expects to continue measuring environmental rehabilitation obligation funds at fair value. Financial assets and trade and other receivables are held to collect contractual cash flows and have contractual cash flows that are solely payments of principal and interest. The group therefore expects that these will continue to be measured at amortised cost under IFRS 9. The group however will analyse the contractual cash flow characteristics of those instruments in more detail before concluding whether all those instruments meet the criteria for amortised cost measurement under IFRS 9. Investments in financial assets that are classified as held-to-maturity investments are expected to be classified under fair value through other comprehensive income and derivative financial assets will continue to be measured at fair value through profit and loss.

Financial liabilities

There will be no impact on the group's accounting for financial liabilities as the new requirements only affect those that are designated at fair value through profit or loss and the group's financial liabilities are all measured at amortised cost.

Impairment

IFRS 9 requires the group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The group expects to apply the simplified approach and record lifetime expected losses on all trade receivables. The group is assessing the extent of this impact, but, in general, expects that the application of the expected credit loss model will result in earlier recognition of credit losses.

Hedge accounting

Hedge accounting in terms of IAS 39 is applied to Rand gold forward contracts entered into by the group as these contracts have been designated as cash flow hedging instruments. The effective portion of the unrealised gains and losses is recognised in other comprehensive income (other reserves). The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives. The group intends to adopt IFRS 9 which is not expected to have a material impact on the hedge accounting for the group.

Disclosure

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the group's disclosures about its financial instruments particularly in the year of the adoption of the new standard. More granular credit risk and impairment disclosures will be required.

Impact of the adoption of IFRS 15 – *Revenue from Contracts with Customers*

Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard is not expected to have a significant impact on the timing or amount of the group's revenue recognition.

The adoption of IFRS 15 will result in the recognition of by-product revenue in "revenue from product sales". Revenue from product sales includes gold income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported gross profit or loss.

Harmony intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (RAND)

1 Accounting policies continued

If IFRS 15 was retrospectively applied from 1 July 2017 to the earliest comparative period, it would have the following impact on revenue and cost of sales:

	Six months ended		Year ended
	31 December 2017	31 December 2016	30 June 2017
Figures in million			
Revenue	**9 842**	9 868	19 264
By-product revenue	**33**	133	230
Revenue (restated)	**9 875**	**10 001**	**19 494**
% Change	**0.3%**	**1%**	**1%**
Cost of sales	**8 805**	9 066	19 639
By-product revenue	**33**	133	230
Cost of sales (restated)	**8 838**	**9 199**	**19 869**
% Change	**0.4%**	**1%**	**1%**

2 Cost of sales

	Six months ended		Year ended
	31 December 2017 (Reviewed)	31 December 2016 (Reviewed)	30 June 2017 (Audited)
Figures in million			
Production costs - excluding royalty (a)	**7 039**	7 246	14 597
Royalty expense	**91**	148	215
Amortisation and depreciation	**1 253**	1 274	2 519
Impairment of assets (b)	**116**	-	1 718
Rehabilitation expenditure	**47**	82	23
Care and maintenance cost of restructured shafts	**60**	57	109
Employment termination and restructuring costs (c)	**92**	61	74
Share-based payments	**123**	201	391
Other	**(16)**	(3)	(7)
Total cost of sales	**8 805**	**9 066**	**19 639**

(a) Production costs for the six months ended 31 December 2017 were lower than the comparative period as Hidden Valley was developing stage 5 and 6 with the resultant costs capitalised.

(b) At 31 December 2017, management assessed the potential triggers for impairment. All key assumptions disclosed remained the same as at 30 June 2017, with the exception of the discount rates on the South African operations. Post-tax discount rates for the South African operations ranged between 9.29% and 12.13% (2017: 8.98% and 11.81%). The impairment for the six months ended 31 December 2017 is related to Unisel, where production performance negatively impacted on the recoverable amount. Also contributing to the impairment is the increase in the carrying value, as a result of the decrease in the deferred tax balance set off against the asset value. The recoverable amount of R399 million was determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3. The impairment test on the other South African operations did not result in any impairments or reversals.

Sensitivity Analysis
One of the most significant assumptions that influence the life-of-mine plan and therefore the impairments is the expected commodity prices. A 10% decrease in the commodity price used in the cash flow models and the resource values used (with all other variables held constant) would have resulted in additional impairments as follows:

Figures in million	
Unisel	**187**
Bambanani	**211**
Kusasalethu	**1 722**
Tshepong Operations	**4 405**

The sensitivities of the other operations to this change has not changed significantly from the disclosure at 30 June 2017.

2   Cost of sales continued

(b) Impairments continued
The impairment of the long-lived assets for the year ended 30 June 2017 consist of: Kusasalethu (R678 million), Tshepong operations (R255 million) and Target 1 (R785 million). There were no reversals recognised in 2017.

(c) The costs for the six months ended 31 December 2017 relate to a retrenchment programme that started in July 2017. The R61 million recorded for the six months ended 31 December 2016 relates to consulting and contractor fees resulting from the acquisition of Newcrest's 50% interest in the Hidden Valley operation.

3   Other operating income/(expenses)

	Six months ended		Year ended
Figures in million	**31 December 2017 (Reviewed)**	31 December 2016 (Reviewed)	30 June 2017 (Audited)
Social investment expenditure	**(26)**	(27)	(74)
Profit on sale of property, plant and equipment	**-**	42	42
Loss on scrapping of property, plant and equipment	**-**	-	(140)
Foreign exchange translation (refer to note 10)	**177**	119	194
Silicosis settlement provision	**-**	-	(917)
Reversal of provision/(provision) for ARM BEE loan[1]	**40**	-	(13)
Other	**17**	6	22
Total other operating income/(expenses)	**208**	140	(886)

[1] The provision was reversed following an increase in African Rainbow Minerals Limited's share price and dividends paid in the period between July 2017 and December 2017, which form part of the recoverability test at 31 December 2017.

4   Taxation

The lower deferred tax expense in the December 2017 six months relates primarily to decreased tax rates compared to the December 2016 six months. Deferred tax rates decreased for Freegold from 20% to 12.5% and Randfontein (comprising Doornkop and Kusasalethu) from 10.1% to 3.8% following the annual reassessment of the rates. The decrease was due to a reduction in the profitability of the operations per their life-of-mine plans used as a base for the rate calculation at 30 June 2017.

5   Earnings per ordinary share

	Six months ended		Year ended
Figures in million	**31 December 2017 (Reviewed)**	31 December 2016 (Reviewed)	30 June 2017 (Audited)
Weighted average number of shares (million)	**441**	437	438
Weighted average number of diluted shares (million)	**454**	462	459
Total earnings per share (cents):			
Basic earnings	**203**	352	82
Diluted earnings	**197**	333	79
Headline earnings	**224**	150	298
Diluted headline earnings	**218**	142	284

5 Earnings per ordinary share continued

| | Six months ended | | Year ended |
| | 31 December 2017 (Reviewed) | 31 December 2016 (Reviewed) | 30 June 2017 (Audited) |
Figures in million			
Reconciliation of headline earnings:			
Net profit	**897**	1 539	362
Adjusted for:			
Gain on bargain purchase[1]	**-**	(848)	(848)
Loss on liquidation of subsidiary[1]	**-**	-	14
Impairment of assets	**116**	-	1 718
Taxation effect on impairment of assets	**(22)**	-	(26)
Profit on sale of property, plant and equipment	**(1)**	(43)	(42)
Taxation effect on profit on sale of property, plant and equipment	**-**	9	7
Loss on scrapping of property, plant and equipment	**-**	-	140
Taxation effect on loss on scrapping of property, plant and equipment	**-**	-	(19)
Headline earnings	**990**	657	1 306

[1] *There is no taxation effect on this item.*

6 Acquisition of Moab Khotsong

On 19 October 2017, Harmony announced that it would acquire AngloGold Ashanti Limited's Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure for a cash consideration of the Rand equivalent of US$300 million. The transaction is subject to approval from Harmony's shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the transaction and has resolved to recommend the transaction to its shareholders. The transaction was approved by shareholders on 1 February 2018.

US$100 million of the consideration will be settled from Harmony's existing US$350 million syndicated loan facility. The remaining US$200 million will be funded through a fully underwritten US$200 million bridge facility, which has a 12-month term with similar terms and covenants as the existing loan facilities. The mandated bridge providers are UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities plc. Up to US$100 million of the bridge facility is expected to be financed from internal cash resources and debt facilities and approximately $100 million is expected to be refinanced through a private share placement or a rights issue.

The assets and liabilities will be acquired by a wholly-owned subsidiary of Harmony. When all conditions precedent have been met, Harmony will apply the principles of IFRS 3, *Business Combinations,* and the process of a purchase price allocation of the assets acquired and liabilities assumed will commence.

The acquisition-related costs relate to advisory services provided as part of the acquisition.

7 Derivative financial assets/liabilities

| | At 31 December 2017 (Reviewed) | At 30 June 2017 (Audited) | At 31 December 2016 (Reviewed) |
Figures in million			
Non-current	**253**	306	645
Rand gold forward sale contracts (a)	**258**	298	645
US$ commodity contracts (b)	**(5)**	8	-
Current	**1 569**	1 541	1 514
Rand gold forward sale contracts (a)	**1 032**	1 080	946
US$ commodity contracts - net (b)	**(21)**	12	-
Foreign exchange hedging contracts (c)	**558**	449	568
Total derivative financial assets	**1 822**	1 847	2 159

7   Derivative financial assets/liabilities continued

(a) Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the six months ended 31 December 2017, the contracts that matured realised a gain of R503 million (June 2017: R744 million; December 2016: R233 million), of which R503 million (June 2017: R728 million; December 2016: R233 million) has been included in revenue and the ineffective portion of Rnil (June 2017: R16 million) in gains on derivatives. The unamortised portion of the day one gain or loss amounted to R24 million on 31 December 2017.

(b) During May 2017, Harmony began a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The loss amounted to R43 million (June 2017: R20 million gain).

(c) Harmony has entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to R403 million (June 2017: R1 082 million) (December 2016: R594 million).

The following table shows the open position at the reporting date:

	FY18		FY19				FY20		TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	
US$ZAR									
US$m	120	111	94	38					363
Floor	14.02	14.01	14.09	14.57					14.10
Cap	15.03	15.02	15.09	15.62					15.10
R/gold									
'000 oz	54	54	54	51	51	24	24	17	329
R'000/kg	713	728	697	621	633	631	642	674	672
US$/gold									
'000 oz	17	24	24	24	12	12			113
US$/oz	1 279	1 284	1 288	1 291	1 312	1 315			1 292
Total gold									
'000 oz	71	78	78	75	63	36	24	17	442
US$/silver									
'000 oz	180	210	240	240					870
Floor	17.10	17.10	17.10	17.10					17.10
Cap	18.10	18.10	18.10	18.10					18.10

Refer to note 11 for details on the fair value measurements.

8   Inventories

Hidden Valley's run-of-mine stockpile increased from R41 million in June 2017 to R162 million in December 2017. This is due to the increase in development stripping and the temporary planned shutdown during the December 2017 period.

9   Provision for silicosis settlement

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the Supreme Court of Appeal (SCA), which was granted on 13 September 2016 and was scheduled to be heard from 19 – 23 March 2018.

9 Provision for silicosis settlement continued

A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye-Stillwater and Harmony (collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the companies are seeking a comprehensive and sustainable solution which deals with both the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. The working group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.

At 30 June 2017, management had estimated Harmony's share of a possible settlement of the class action claims and related costs as R917 million (pre-tax) which was recognised in the 2017 year. The time value of money recognised for the six months ended 31 December 2017 was R36 million. There were no changes to the assumptions applied on the initial recognition of the provision.

The working group, as well as the claimants' attorneys, have subsequently requested the SCA to postpone the hearing of 19 - 23 March 2018, given the advanced stage at which negotiations for a settlement are at, which was granted.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

10 Borrowings

During the six months ended 31 December 2017:

- R300 million was repaid on the R1.0 billion Nedbank revolving credit facility (RCF) in September 2017.

- US$140 million (R1 847 million) was repaid on the existing US$ RCF in August 2017. On 28 July 2017, Harmony concluded an agreement for a new three-year syndicated facility of US$350 million (US$175 million term loan plus US$175 million RCF). The facility was negotiated on similar terms to the previous facility. US$175 million (R2 309 million) was drawn down on the term loan in August 2017. US$40 million (R547 million) was drawn down on the RCF during November 2017.

Figures in million	US$ term US dollar	US$ RCF US dollar	Rand facility SA rand
Borrowings summary at 31 December 2017			
Facility	175	175	1 000
Drawn down	175	40	-
Undrawn committed borrowing facilities	-	135	1 000
Maturity	July 2020	July 2020	February 2020
Interest rate	LIBOR + 3.15%	LIBOR + 3.00%	JIBAR + 3.15%

The foreign exchange translation movements on the US$ loan are as follows:

	Six months ended		Year ended
	31 December 2017	31 December 2016	30 June 2017
Figures in million	(Reviewed)	(Reviewed)	(Audited)
Translation gain on US$ revolving credit facility	196	134	215
Rand/US$ exchange rate:			
Closing/spot	12.32	13.79	13.11
Average	13.40	13.37	13.60

11 Financial risk management activities

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. During 2016 Harmony started a foreign currency hedging programme in order to manage the foreign exchange risk. The limit currently set by the Board is $500 million, which amounts to approximately 35% of the group's foreign exchange risk exposure. Refer to note 7 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly. Refer to note 7 and the fair value determination section below for further detail on these contracts.

Credit risk

In April 2017, two of the three international rating agencies, Standard and Poor's and Fitch, downgraded South Africa's long-term sovereign credit rating due to increased perception of political risk and the risk of policy shifts that could undermine fiscal and economic growth in South Africa. Fitch downgraded the national and foreign currency rating to sub-investment grade whereas Standard and Poor's only downgraded the foreign currency rating to sub-investment grade and downgraded the national currency rating by one notch which is still investment grade. Moody's has kept the sovereign credit risk of South Africa as investment grade. This has led to the downgrade of various financial and parastatal institutions and companies in South Africa. This was largely limited to international scale ratings, not the national scale ratings. The group has identified the following risks as a result of this downgrade, which are:

(i) Increased credit risk;
(ii) Increased cost of capital; and
(iii) Difficulty in obtaining funding.

In assessing the credit worthiness of local institutions, management uses the national scale long-term ratings which are unchanged. Management will continue monitoring these ratings.

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets;
Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (RAND)

11 Financial risk management activities continued

Fair value determination continued
The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 31 December 2017 (Reviewed)	At 30 June 2017 (Audited)	At 31 December 2016 (Reviewed)
Available-for-sale financial assets				
Investment in financial assets[1]	Level 3	**5**	4	5
Fair value through profit or loss financial assets				
Restricted investments[2]	Level 2	**893**	839	643
Derivative financial instruments - net[3]	Level 2	**1 822**	1 847	2 159

[1] Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are held to maturity and therefore not disclosed here.

[3] The mark-to market remeasurement of the following contracts is derived from:
  - **Forex hedging contracts** *(zero cost collars)*: a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve).
  - **Rand gold hedging contracts** *(forward sale contracts)*: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.
  - **US$ gold hedging contracts** *(forward sale contracts)*: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
  - **Silver hedging contracts** *(zero cost collars)*: a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

For all other financial instruments, fair value approximates carrying value.

12 Net additions to property, plant and equipment

	Six months ended		Year ended
Figures in million	31 December 2017 (Reviewed)	31 December 2016 (Reviewed)	30 June 2017 (Audited)
Capital expenditure - operations	**1 214**	1 136	2 354
Additions resulting from development at Hidden Valley[1]	**1 108**	226	1 335
Capital and capitalised exploration and evaluation expenditure for Golpu	**187**	116	197
Additions resulting from stripping activities	**53**	-	77
Other[2]	**3**	(44)	(39)
Net additions	**2 565**	1 434	3 924

[1] December 2017 includes capitalised revenue of R159 million.

[2] Includes sale of Ernest Oppenheimer Hospital in the six months ended 31 December 2016.

13 Commitments and contingencies

	At 31 December 2017 (Reviewed)	At 30 June 2017 (Audited)	At 31 December 2016 (Reviewed)
Figures in million			
Capital expenditure commitments:			
Contracts for capital expenditure	**459**	369	311
Authorised by the directors but not contracted for	**1 880**	789	1 298
	2 339	1 158	1 609

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2017.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (RAND)

14 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

Movement in shares owned by directors/prescribed officers for six months ended 31 December 2017:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	-	-	141 075
Beyers Nel (Chief Operating Officer: SA) [1]	-	-	24 933
Phillip Tobias (Chief Operating Officer: new business) [1]	-	-	31 166
Johannes van Heerden (Chief Executive Officer: South-east Asia)	-	-	50 000

[1] These shares have been voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.

15 Segment report

As of 1 July 2017, Tshepong and Phakisa, previously two separate segments have been integrated. As a result, they now form one segment, Tshepong operations, and the results for the 2017 year have been re-presented for this change. The shafts have been integrated to take advantage of their close proximity, which allows for existing infrastructure to be optimised. From this date, the chief operating decision-maker has reviewed the single segment information.

The segment report follows on page 24.

16 Reconciliation of segment information to condensed consolidated income statements and balance sheets

The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report.

	Six months ended	
Figures in million	31 December 2017 (Reviewed)	31 December 2016 (Reviewed)
Reconciliation of production profit to gross profit		
Total segment revenue	**9 842**	9 868
Total segment production costs	**(7 130)**	(7 394)
Production profit per segment report	**2 712**	2 474
Impairment of assets	**(116)**	-
Amortisation and depreciation	**(1 253)**	(1 274)
Other expenses - net	**(306)**	(398)
Gross profit as per income statements[1]	**1 037**	802

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 31 December 2017 (Reviewed)	At 31 December 2016 (Reviewed)
Figures in million		
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**1 217**	1 280
Undeveloped property	**5 139**	5 139
Other non-mining assets	**184**	160
Wafi-Golpu assets	**1 842**	1 769
	8 382	8 348

17 Subsequent events

See note 6 for changes related to the Moab Khotsong transaction since the reporting date.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (RAND)

18 Review conclusion

These condensed consolidated interim financial statements for the six months ended 31 December 2017 and 31 December 2016 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. A copy of the auditor's report on the condensed consolidated interim financial statements is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (REVIEWED)

	Revenue 31 December (R million)		Production cost 31 December (R million)		Production profit 31 December (R million)		Mining assets 31 December (R million)		Capital expenditure[#] 31 December (R million)		Kilograms produced* 31 December (kg)		Tonnes milled* 31 December (t'000)	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
South Africa														
Underground														
Tshepong operations[a]	2 960	2 661	1 970	1 843	990	818	8 575	8 439	477	352	5 093	4 618	897	862
Bambanani	822	852	451	435	371	417	706	777	33	42	1 410	1 480	122	123
Joel	544	772	480	490	64	282	998	821	128	120	908	1 298	251	268
Doornkop	920	779	653	599	267	180	3 007	2 986	127	111	1 646	1 318	347	317
Target 1	917	657	684	659	233	(2)	1 975	2 795	167	140	1 564	1 151	371	384
Kusasalethu	1 279	1 263	1 028	1 021	251	242	2 790	3 636	150	139	2 245	2 181	325	323
Masimong	873	708	591	554	282	154	393	453	63	55	1 504	1 231	330	331
Unisel	415	547	437	417	(22)	130	411	527	57	35	715	948	225	217
Surface														
All other surface operations	947	899	694	718	253	181	524	434	65	107	1 671	1 587	6 773	5 618
Total South Africa	**9 677**	**9 138**	**6 988**	**6 736**	**2 689**	**2 402**	**19 379**	**20 868**	**1 267**	**1 101**	**16 756**	**15 812**	**9 641**	**8 443**
International														
Hidden Valley[b]	165	730	142	658	23	72	3 193	1 423	1 108	344	662	1 415	723	1 233
Total international	**165**	**730**	**142**	**658**	**23**	**72**	**3 193**	**1 423**	**1 108**	**344**	**662**	**1 415**	**723**	**1 233**
Total operations	**9 842**	**9 868**	**7 130**	**7 394**	**2 712**	**2 474**	**22 572**	**22 291**	**2 375**	**1 445**	**17 418**	**17 227**	**10 364**	**9 676**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 15)								8 382	8 348					
	9 842	**9 868**	**7 130**	**7 394**	**2 712**	**2 474**	**30 954**	**30 639**	**2 375**	**1 445**	**17 418**	**17 227**	**10 364**	**9 676**

[#] Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R187 million (2016: R112 million).

[a] Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong operations and have been treated as one segment for the 2018 financial year. December 2016 amounts have been re-presented as a result of the integration.

[b] Capital expenditure comprises of expenditure of R1 267 million net of capitalised revenue of R159 million.

* Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Six months ended 31 December 2017 (Unaudited)	Six months ended 31 December 2016 (Unaudited)	Year ended 30 June 2017 (Audited)
Revenue	**735**	706	1 416
Cost of sales	**(658)**	(648)	(1 448)
Production costs	**(532)**	(529)	(1 089)
Impairment of assets	**(9)**	-	(131)
Amortisation and depreciation	**(94)**	(91)	(185)
Other expenses - net	**(23)**	(28)	(43)
Gross profit/(loss)	**77**	58	(32)
Corporate, administration and other expenditure	**(23)**	(16)	(38)
Exploration expenditure	**(6)**	(10)	(18)
Gains on derivatives	**25**	42	75
Other operating income/(expenses)	**15**	10	(68)
Operating profit/(loss)	**88**	84	(81)
Gain on bargain purchase	**-**	61	60
Acquisition related costs	**(3)**	-	-
Loss on liquidation of subsidiaries	**-**	-	(1)
Profit/(loss) from associate	**2**	(1)	(1)
Investment income	**17**	10	20
Finance cost	**(12)**	(9)	(17)
Profit/(loss) before taxation	**92**	145	(20)
Taxation	**(27)**	(34)	37
Current taxation	**(25)**	(26)	(36)
Deferred taxation	**(2)**	(8)	73
Net profit for the period	**65**	111	17
Attributable to:			
Owners of the parent	**65**	111	17
Earnings per ordinary share (cents)			
Basic earnings	**15**	25	4
Diluted earnings	**15**	24	4

The currency conversion average rates for the six months ended 31 December 2017: US$1 = R13.40 (31 December 2016: US$1 = R13.98) (30 June 2017: US$1 = R13.60).

The income statement for the year ended 30 June 2017 has been extracted from the 2017 annual financial statements

Note on convenience translations

Except where specific statements have been extracted from the 2017 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

| Figures in million | Six months ended | | Year ended |
	31 December 2017 (Unaudited)	31 December 2016 (Unaudited)	30 June 2017 (Audited)
Net profit for the period	**65**	111	17
Other comprehensive income/(loss) for the period, net of income	**(28)**	77	309
Items that may be reclassified subsequently to profit or loss:	**(28)**	77	309
Foreign exchange translation gain/(loss)	**(23)**	(14)	225
Remeasurement of derivative instruments			
Deferred gain on gold hedging contracts	**(7)**	114	105
Deferred taxation thereon	**2**	(23)	(21)
Total comprehensive income for the period	**37**	188	326
Attributable to:			
Owners of the parent	**37**	188	326

The currency conversion average rates for the six months ended 31 December 2017: US$1 = R13.40
(31 December 2016: US$1 = R13.98) (30 June 2017: US$1 = R13.60).

The statement of comprehensive income for the year ended 30 June 2017 has been extracted from the 2017 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (CONVENIENCE TRANSLATION) (UNAUDITED)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2017	**2 300**	**442**	**(364)**	**2 378**
Share-based payments	-	14	-	14
Net profit for the period	-	-	65	65
Other comprehensive loss for the year	-	(28)	-	(28)
Dividends paid[1]	-	-	(13)	(13)
Balance - 31 December 2017	**2 300**	**428**	**(312)**	**2 416**
Balance - 30 June 2016	2 055	308	(320)	2 043
Share-based payments	-	13	-	13
Net profit for the period	-	-	112	112
Other comprehensive income for the year	-	78	-	78
Dividends paid[2]	-	-	(16)	(16)
Balance - 31 December 2016	2 055	399	(224)	2 230

[1] *Dividend of 35 SA cents declared on 15 August 2017.*

[2] *Dividend of 50 SA cents declared on 15 August 2016.*

The currency conversion closing rates for the six months ended 31 December 2017: US$1 = R12.32
(31 December 2016: US$1 = R13.79).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 31 December 2017 (Unaudited)	At 30 June 2017 (Audited)	At 31 December 2016 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	**2 513**	2 292	2 222
Intangible assets	**49**	46	63
Restricted cash	**6**	5	4
Restricted investments	**229**	203	187
Investments in associates	**6**	4	-
Inventories	**3**	3	3
Trade and other receivables	**19**	14	13
Derivative financial assets	**21**	24	47
Total non-current assets	**2 846**	2 591	2 539
Current assets			
Inventories	**111**	86	117
Restricted cash	**3**	1	1
Trade and other receivables	**81**	76	60
Derivative financial assets	**129**	117	110
Cash and cash equivalents	**86**	95	88
Total current assets	**410**	375	376
Total assets	**3 256**	2 966	2 915
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	**2 300**	4 036	2 055
Other reserves	**428**	(1 255)	399
Accumulated loss	**(312)**	(547)	(224)
Total equity	**2 416**	2 234	2 230
Non-current liabilities			
Deferred tax liabilities	**138**	130	207
Provision for environmental rehabilitation	**216**	201	197
Provision for silicosis settlement	**77**	70	-
Retirement benefit obligation	**15**	14	13
Borrowings	**208**	23	109
Trade payables	**1**	1	1
Total non-current liabilities	**655**	439	527
Current liabilities			
Borrowings	**-**	140	-
Derivative financial liabilites	**2**	-	-
Trade and other payables	**183**	153	158
Total current liabilities	**185**	293	158
Total equity and liabilities	**3 256**	2 966	2 915

The balance sheet for 31 December 2017 converted at a conversion rate of US$1 = R12.32 (30 June 2017: US$1 = R13.11) (31 December 2016: US$1 = R13.79).

The balance sheet at 30 June 2017 has been extracted from the 2017 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million		Six months ended		Year ended
		31 December 2017 (Unaudited)	31 December 2016 (Unaudited) (Restated)*	30 June 2017 (Audited)
Cash flow from operating activities				
Cash generated by operations		**153**	160	320
Interest received		**3**	3	6
Interest paid		**(4)**	(2)	(6)
Income and mining taxes paid		**(15)**	(24)	(40)
Cash generated by operating activities		**137**	137	280
Cash flow from investing activities				
Increase in restricted cash		**(2)**	-	-
Decrease in amounts invested in restricted investments		**-**	-	1
Cash on acquisition of Hidden Valley		**-**	33	33
Proceeds from disposal of property, plant and equipment		**-**	3	3
Additions to property, plant and equipment	12	**(191)**	(106)	(286)
Cash utilised by investing activities		**(193)**	(70)	(249)
Cash flow from financing activities				
Borrowings raised		**213**	-	54
Borrowings repaid		**(160)**	(51)	(50)
Dividends paid		**(11)**	(16)	(33)
Cash generated/(utilised) by financing activities		**42**	(67)	(29)
Foreign currency translation adjustments		**5**	3	8
Net increase/(decrease) in cash and cash equivalents		**(9)**	3	10
Cash and cash equivalents - beginning of year		**95**	85	85
Cash and cash equivalents - end of year		**86**	88	95

* Cash generated by operations has been decreased by US$3 million and interest paid decreased by US$3 million from the original amounts published on 2 February 2017 of US$163 million and US$5 million respectively. This restatement is due to the incorrect accrual amount being reversed at the beginning of the year as a non-cash adjustment against interest paid, overstating the interest paid and cash generated by operations for the six months ended 31 December 2016. The net effect on cash generated by operating activities is zero and there was no other impact on the cash flow statement.

The currency conversion average rates for the six months ended 31 December 2017: US$1 = R13.40 (31 December 2016: US$1 = R13.98). For the year ended 30 June 2017: US$1 = R13.60.

The closing balance translated at closing rates of 31 December 2017 US$1 = R12.32 (30 June 2017: US$1 = R13.11) (31 December 2016: US$1 = R13.79).

The cash flow statement for the year ended 30 June 2017 has been extracted from the 2017 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue 31 December (US$ million)		Production cost 31 December (US$ million)		Production profit 31 December (US$ million)		Mining assets 31 December (US$ million)		Capital expenditure# 31 December (US$ million)		Ounces produced* 31 December (oz)		Tons milled* 31 December (t'000)	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
South Africa														
Underground														
Tshepong operations(a)	221	190	147	132	74	58	696	612	36	25	163 745	148 473	990	950
Bambanani	61	61	34	31	27	30	57	56	2	3	45 333	47 583	134	135
Joel	41	55	36	35	5	20	81	60	10	9	29 193	41 732	277	295
Doornkop	69	56	49	43	20	13	244	217	9	8	52 920	42 375	383	349
Target 1	68	47	51	47	17	-	160	203	12	10	50 284	37 005	409	424
Kusasalethu	96	90	77	73	19	17	226	264	11	10	72 178	70 121	358	357
Masimong	65	51	44	40	21	11	32	33	5	4	48 355	39 578	364	365
Unisel	31	39	33	30	(2)	9	33	38	4	3	22 987	30 479	248	240
Surface														
All other surface operations	71	65	50	51	21	14	43	30	5	8	53 724	51 023	7 469	6 194
Total South Africa	**723**	**654**	**521**	**482**	**202**	**172**	**1 572**	**1 513**	**94**	**80**	**538 719**	**508 369**	**10 632**	**9 309**
International														
Hidden Valley(b)	12	52	11	47	1	5	259	103	83	25	21 284	45 493	798	1 360
Total international	**12**	**52**	**11**	**47**	**1**	**5**	**259**	**103**	**83**	**25**	**21 284**	**45 493**	**798**	**1 360**
Total operations	**735**	**706**	**532**	**529**	**203**	**177**	**1 831**	**1 616**	**177**	**105**	**560 003**	**553 862**	**11 430**	**10 669**

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$14 million (2016: US$8 million).

(a) Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong operations and have been treated as one segment for the 2018 financial year. December 2016 amounts have been re-presented as a result of the integration.

(b) Capital expenditure comprises of expenditure of US$95 million net of capitalised revenue of US$12 million.

DEVELOPMENT RESULTS

6 Month average
July 2017 – December 2017

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	441	404	9,03	127,50	1 152
B Reef	230	240	145,23	10,21	1 483
All Reefs	**671**	**644**	**59,79**	**21,33**	**1 275**
Phakisa					
Basal	1 058	1 060	43,64	28,36	1 238
All Reefs	**1 058**	**1 060**	**43,64**	**28,36**	**1 238**
Bambanani					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
Main Reef	–	171	209,79	0,89	187
South Reef	800	786	64,07	17,18	1 100
All Reefs	**800**	**957**	**90,11**	**10,40**	**937**
Kusasalethu					
VCR Reef	582	454	62,62	24,75	1 550
All Reefs	**582**	**454**	**62,62**	**24,75**	**1 550**
Target 1					
Elsburg	256	40	260,00	2,94	765
All Reefs	**256**	**40**	**260,00**	**2,94**	**765**
Masimong 5					
Basal	605	466	64,95	13,00	845
B Reef	442	504	99,21	35,79	3 551
All Reefs	**1 047**	**970**	**82,75**	**27,20**	**2 251**
Unisel					
Basal	437	390	186,17	7,08	1 317
Leader	123	100	209,20	6,18	1 293
All Reefs	**560**	**490**	**190,87**	**6,88**	**1 312**
Joel					
Beatrix	857	852	118,60	7,43	881
All Reefs	**857**	**852**	**118,60**	**7,43**	**881**
Total Harmony					
Basal	2 541	2 320	65,85	17,57	1 157
Beatrix	857	852	118,60	7,43	881
Leader	123	100	209,20	6,18	1 293
B Reef	672	744	114,06	25,28	2 884
Elsburg	256	40	260,00	2,94	765
South Reef	800	786	64,07	17,18	1 100
VCR	582	454	62,62	24,75	1 550
Main Reef	–	171	209,79	0,89	187
All Reefs	**5 830**	**5 467**	**88,65**	**15,15**	**1 343**

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 447	1 325	4,00	3,31	13
B Reef	755	787	57,00	0,30	17
All Reefs	**2 201**	**2 113**	**24,00**	**0,61**	**15**
Phakisa					
Basal	3 471	3 478	17,00	0,84	14
All Reefs	**3 471**	**3 478**	**17,00**	**0,84**	**14**
Bambanani					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
Main Reef	–	561	83,00	0,03	2
South Reef	2 624	2 579	25,00	0,51	13
All Reefs	**2 624**	**3 140**	**35,00**	**0,31**	**11**
Kusasalethu					
VCR Reef	1 910	1 490	25,00	0,71	18
All Reefs	**1 910**	**1 490**	**25,00**	**0,71**	**18**
Target 1					
Elsburg	841	131	102,00	0,09	9
All Reefs	**841**	**131**	**102,00**	**0,09**	**9**
Masimong 5					
Basal	1 984	1 529	26,00	0,37	10
B Reef	1 450	1 654	39,00	1,05	41
All Reefs	**3 434**	**3 182**	**33,00**	**0,78**	**26**
Unisel					
Basal	1 434	1 280	73,00	0,21	15
Leader	402	328	82,00	0,18	15
All Reefs	**1 836**	**1 608**	**75,00**	**0,20**	**15**
Joel					
Beatrix	2 810	2 795	47,00	0,22	10
All Reefs	**2 810**	**2 795**	**47,00**	**0,22**	**10**
Total Harmony					
Basal	8 335	7 612	26,00	0,51	13
Beatrix	2 810	2 795	47,00	0,22	10
Leader	402	328	82,00	0,18	15
B Reef	2 205	2 441	45,00	0,74	33
Elsburg	841	131	102,00	0,09	9
South Reef	2 624	2 579	25,00	0,51	13
VCR	1 910	1 490	25,00	0,71	18
Main Reef	–	561	83,00	0,03	2
All Reefs	**19 127**	**17 936**	**35,00**	**0,44**	**15**

NOTES



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